SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 29, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant's name)

404-1688 152nd Street
South Surrey, BC  V4A 4N2
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ✓                                Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___                                No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's Audited Consolidated Financial Statements for the years ended August 31, 2011, 2010 and 2009, Management Discussion and Analysis for the years ended August 31, 2011 and 2010, and CEO and CFO Certifications of Annual Filings, as filed on SEDAR on November 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.
(Registrant)

Date: November 29, 2011	“James Sinclair”
James E. Sinclair,
Chief Executive Officer

Exhibit 1
Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2011, 2010 and 2009

AUDITORS' REPORT TO THE SHAREHOLDERS

To the Shareholders of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation, which comprise the consolidated balance sheets as at August 31, 2011 and 2010, the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the three years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

November 29, 2011
Vancouver, Canada

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2011 and 2010
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$32,428,471	$1,325,708
Short term investment	29,400	40,425
Accounts receivable	157,134	79,073
Inventory	223,518	229,196
Prepaid expenses	83,855	60,362
	32,922,378	1,734,764

Mineral properties and deferred exploration costs (note 3)	33,744,578	29,956,026

Equipment and leasehold improvements (note 4)	1,447,030	1,092,770

	$68,113,986	$32,783,560

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$2,471,199	$620,795
	2,471,199	620,795

Convertible debt (note 6)	2,958,039	1,841,226

Shareholders’ equity:
Share capital (note 8(b))	110,671,701	72,855,310
Share subscriptions received (note 13(a))	-	874,149
Contributed surplus (note 8(e))	706,988	476,205
Warrants (note 8(b))	5,411,410	-
Deficit	(54,105,351)	(43,884,125)
	62,684,748	30,321,539

Nature of operations (note 1)
Commitments (notes 3 and 10)
Subsequent event (note 13)

	$68,113,986	$32,783,560

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

TANZANIAN ROYALTY EXPLORATION CORPORATION
(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2011, 2010 and 2009

	2011	2010	2009
Expenses:
Amortization	$463,169	$202,229	$100,563
Annual general meeting	73,304	66,509	64,214
Consulting and management fees	287,885	262,532	276,514
Directors’ fees	461,484	381,690	446,927
Insurance	92,173	95,375	101,798
Memberships, courses and publications	17,058	7,806	9,262
Office and administration	141,884	131,743	91,263
Office rentals	72,273	68,575	76,545
Press releases	6,099	5,074	1,260
Printing and mailing	7,079	29,671	26,217
Professional fees	632,317	346,966	481,179
Promotions and shareholder relations	65,373	2,616	22,292
Salaries and benefits	1,601,832	1,025,309	1,373,991
Stock-based compensation	368,161	283,450	62,401
Telephone and fax	40,003	31,767	17,274
Transfer agent and listing	261,114	200,762	228,023
Travel and accommodation	199,631	76,032	87,820
Other	-	-	8,563
	4,790,839	3,218,106	3,476,106

Other expenses (earnings):
Foreign exchange	518,794	98,213	10,738
Interest, net	(18,805)	7,592	14,786
Interest accretion	181,076	23,010	-
Loss on fair value of short-term investments	11,025	24,925	-
Property investigation costs	36,542	45,345	22,797
Withholding tax	856,191	-	-
Write-off of mineral properties and deferred exploration costs (note 3)	3,845,564	10,464	1,207,409
	5,430,387	209,549	1,255,730

Loss and comprehensive loss for the year	(10,221,226)	(3,427,655)	(4,731,836)

Deficit, beginning of year	(43,884,125)	(40,456,470)	(35,724,634)
Deficit, end of year	$(54,105,351)	$(43,884,125)	$(40,456,470)

Basic and diluted loss per share	$(0.11)	$(0.04)	$(0.05)

Weighted average number of shares outstanding	93,839,466	90,892,870	89,041,180

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2011, 2010 and 2009

	2011	2010	2009
Cash provided by (used in):

Operations:
Loss for the year	$(10,221,226)	$(3,427,655)	$(4,731,836)
Items not affecting cash:
Amortization	463,169	202,229	100,563
Stock-based compensation	368,161	283,450	62,401
Non-cash directors’ fees	453,845	299,314	323,622
Loss on short- term investments held for sale	11,025	24,525	-
Interest accretion	181,076	23,010	-
Write-off of mineral properties and deferred exploration costs	3,845,564	10,464	1,207,409
	(4,898,386)	(2,584,663)	(3,037,841)
Changes in non-cash working capital:
Accounts receivable and other receivables	(78,062)	(35,557)	31,505
Inventory	5,678	118,211	104,932
Prepaid expenses	(23,493)	10,358	17,620
Accounts payable and accrued liabilities	1,850,404	(23,682)	141,700
	(3,143,859)	(2,515,333)	(2,742,084)

Investing:(CP)
Mineral properties and exploration expenditures (note 3)	(7,762,870)	(3,333,206)	(4,110,628)
Option payments received and recoveries	279,244	274,055	416,313
Proceeds on short-term investment	-	11,830	-
Equipment and leasehold improvement expenditures	(817,429)	(587,613)	(13,935)
	(8,301,055)	(3,634,934)	(3,708,250)

Financing:
Share capital issued - net of issuance costs	13,742,177	3,511,268	5,990,000
Issuance of convertible debt	2,033,304	1,964,535	-
Issuance from prospectus	26,846,345	-	-
Repayment of subscription received	(74,149)
Share subscriptions received	-	874,119	473,211
Repayment of obligations under capital lease	-	(39,693)
	42,547,677	6,310,229	6,420,843

Increase (decrease) in cash and cash equivalents	31,102,763	159,962	(29,491)

Cash and cash equivalents, beginning of year	1,325,708	1,165,746	1,195,237

Cash and cash equivalents, end of year	$32,428,471	$1,325,708	$1,165,746

Supplementary information:
Interest received, net	$(18,805)	$7,952	$(14,786)
Non-cash transactions:
Mineral property recoveries by way of marketable securities	-	73,750	-
Stock-based compensation capitalized to mineral properties	53,455	30,659	103,181
Shares issued pursuant to RSU plan	681,338	664,115	416,316
Shares issued in current year for subscriptions received in prior year	800,000	473,211	-
Warrants issued for prospectus	4,492,217	-	-
Shares issued as fees on convertible debt (note 6)	-	95,000	-
Warrants issued for private placement	919,193	-	-
See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2011, 2010 and 2009

1.	Nature and continuance of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and exploration costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statement of operations, comprehensive loss and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities of three months or less when acquired.
(d)
Short-term investments:
Short-term investments are comprised of common shares held in a publicly traded company received as proceeds of mineral property option transactions.  Short-term investments have been classified as held-for-trading and are carried at fair value based on Level 1 hierarchy input of quoted market prices.

2.	Significant accounting policies (continued):
	(e)	Inventory:
Inventory consists of supplies for the Company’s drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item.

(f)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

For a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant, and equipment.  Emerging Issue Committee Abstract 174, Mining Exploration Costs, (EIC-174) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  Therefore a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11, Enterprises in the Development Stage, (AcG 11) regarding impairment in determining whether exploration costs may be initially capitalized.

With respect to impairment of capitalized exploration costs, a mining enterprise in the development stage has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property.  However, such an enterprise should consider if the value of the properties are impaired in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

2.	Significant accounting policies (continued):
	(f)	Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant, and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-174, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Mineral properties and deferred exploration costs are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(g)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate
Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment under capital lease	6.67%
Leasehold improvements	20%

(h)	Stock-based compensation:

All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units (RSUs) is determined as the market price of the Company’s shares on the grant date multiplied by the number of RSUs granted.

2.	Significant accounting policies (continued):
	(i)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(j)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2011 and 2010.
(k)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

2.	Significant accounting policies (continued):
	(l)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(m)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  All mineral properties (note 3) and significant equipment and leasehold improvements are situated in Tanzania (note 4).

	(n)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.
	(o)	Financial Instruments - Recognition and Measurement:
Financial assets and liabilities, including derivative instruments, are classified into one of the following balance sheet categories:

• Held-for-trading financial assets and liabilities are initially measured at fair value with subsequent changes in fair value being recognized in the net earnings;

• Available-for-sale financial assets are initially measured at fair value with subsequent changes in fair value being recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or

• Held-to-maturity investments, loans and receivables, or other financial liabilities are initially measured at fair value with subsequent changes measured at amortized cost utilizing the effective interest rate method.

2.	Significant accounting policies (continued):
	(o)	Financial Instruments - Recognition and Measurement (continued):
The Company classified financial instruments as follows:

• Cash and cash equivalents and short term investments are classified as held-for-trading and accordingly carried at their fair values;

• Accounts and other receivables are classified as loans and receivables; and

• Accounts payable and accrued liabilities and convertible debt are classified as other financial liabilities.

As at August 31, 2011 and 2010, the carrying value of cash and cash equivalents, accounts and other receivables and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  Cash and cash equivalents and short term investment fair values are based on Level 1 hierarchy inputs.

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

(p)	Accounting for Units of Equity:
(q)

The Company may issue units of equity consisting of common shares and common share purchase warrants.  The Company allocates the proceeds received to the common shares and common share purchase warrants, on a relative fair value basis, using the market value of the shares and the fair value of the warrants calculated using the Black Scholes model.

Future Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will therefore adopt IFRS for its August 2012 year end and beginning with the 1st quarter financials ended November 2011.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011. The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

3.	Mineral properties and deferred exploration costs:
The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$40/sq.km for the initial period, $50/sq.km for the first renewal and $60/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of US$200.00 per license.  Upon renewal, there is a renewal fee of US$100.00 per licence.

3.	Mineral properties and deferred exploration costs (continued):
The continuity of expenditures on mineral properties is as follows:
	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Buckreef (j)	Other (k)	Total

Balance, August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	-	$ 2,821,719	$24,360,343
Exploration expenditures:
Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	-	10,375	293,273
Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	-	230,919	1,695,989
Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	-	24,164	330,417
Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	-	354,008	472,287
Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	-	1,421,843
Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	-	(416,313)
	(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	-	619,466	3,797,496
	6,109,586	3,923,736	9,271,507	2,821,694	1,276,159	692,726	76,516	525,584	19,146	-	3,441,185	28,157,839
Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	-	(473,944)	(1,207,409)

Balance, August 31, 2009	6,109,586	3,923,736	9,271,507	2,821,694	1,029,613	692,726	76,516	38,665	19,146	-	2,967,241	26,950,430
Exploration expenditures:
Camp, field supplies and travel	-	-	272,210	10,706	-	-	52	-	93	-	312	283,373
Exploration and field overhead	1,265	1,773	998,291	114,215	12,097	3,508	169,735	42,088	190,195	-	215,759	1,748,926
Geological consulting and field wages	-	-	8,526	-	-	-	-	-	-	-	-	8,526
Geophysical and geochemical	-	-	478,520	6,748	-	-	-	-	35	-	518	485,821
Property acquisition costs	27,343	-	24,110	-	55,421	14,851	-	-	-	-	243,796	365,521
Trenching and drilling	-	-	471,698	-	-	-	-	-	-	-	-	471,698
Recoveries	(192,260)	(83,395)	(35)	-	-	(32,042)	-	-	(40,073)	-	-	(347,805)
	(163,652)	(81,622)	2,253,320	131,669	67,518	(13,683)	169,787	42,088	150,250	-	460,385	3,016,060
	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	-	3,427,626	29,966,490
Write-offs	-	-	-	-	-	-	-	-	-	-	(10,464)	(10,464)

Balance, August 31, 2010	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	-	3,417,162	29,956,026
Exploration expenditures:
Camp, field supplies and travel	-	-	321,490	64,326	-	-	-	-	-	-	35,892	421,708
Exploration and field overhead	13,957	7,408	1,255,558	152,294	2,833	971	18,052	3,821	2,300	596,202	183,972	2,237,368
Geological consulting and field wages	-	-	22,331	-	-	-	-	-	-	-	-	22,331
Geophysical and geochemical	-	-	191,604	66,550	-	-	-	-	-	-	39	258,193
Property acquisition costs	25,870	-	219,639	-	55,882	15,595	-	-	-	3,822,521	259,706	4,399,213
Trenching and drilling	-	-	330,764	243,873	-	-	-	-	-	-	-	574,547
Recoveries	(162,702)	(121,896)	-	-	-	(600)	-	-	-	-	-	(279,244)
	(122,875)	(114,488)	2,341,386	526,953	58,715	15,966	18,052	3,821	2,300	4,418,723	479,609	7,634,113
	5,823,059	3,727,626	13,866,213	3,480,316	1,155,846	695,009	264,355	84,574	171,696	4,418,723	3,896,771	37,590,139
Write-offs	-	-	-	(68,189)	-	-	-	(2,535)	-	-	(3,774,840)	(3,845,564)
Balance, August 31, 2011	$5,823,059	$3,727,626	$13,866,213	$3,412,127	$1,155,846	$695,009	$264,355	$82,039	$171,696	$4,418,723	$121,934	$33,744,578

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2011 and recorded a write-down of $3,845,564.
	(a)	Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right 10 purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required pay to Stamico an annual option fee of USD$25,000 per annum until commercial production.
As at August 31, 2011, two of the licenses are subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(l)).

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2010, Sloane returned two Itetemia licences to the Company.

During the year ended August 31, 2011, the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil; 2009 - nil).
	(b)	Luhala Project:

In January 2007, the Company concluded an Option Royalty Agreement with Sloane for its Luhala property.  Under the Option Agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2009, Sloane returned seven Luhala licences to the Company.

During the year ended August 31, 2011, the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil; 2009 - nil).

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition was satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of:  (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  On March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

During the year ended August 31, 2011, the Company did not abandon any licences in the area therefore no write off was taken for this property (2010 - nil; 2009 - nil).
	(d)	Lunguya:
During the year ended August 31, 2011, the Company abandoned 3 licenses in the area and wrote off $68,189 for this property (2010 - nil; 2009 - nil).
(e)	Kanagele:
During the year ended August 31, 2011, the Company did not abandon any licences in the area therefore no write off was taken for this property (2010 - $nil; 2009 - $246,546).
(f)	Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licences through prospecting and option agreements.  Three licences are subject to an option agreement with MDN Inc. (MDN) (note 3(l)).

During the year ended August 31, 2011, the Company did not abandon any licences in the area therefore no write off was taken for this property (2010 - nil; 2009 - nil).
(g)	Ushirombo:
During the year ended August 31, 2011, the Company did not abandon any licences in the area and no write off was taken in this area (2010 - nil; 2009 - nil).

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:
During the year ended August 31, 2011, the Company abandoned 3 licences in the area and wrote off $2,535 for this property (2010 - Nil; 2009 - $468,919).
	(i)	Biharamulo:
Three Biharamulo licences are subject to the option agreement with MDN (note 3(m)).
During the year ended August 31, 2011, the Company did not abandon any licences in the area no write off was taken for this property (2010 - nil; 2009 - nil).
	(j)	Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid U.S. $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

	(k)	Other properties:
The Company has options to acquire interests in their other properties ranging from 51% to 100%. To maintain these options and licences, the Company must make the following future payments:

US$
2012	209,000
2013	160,000
2014	45,000
Thereafter	Nil

During the year ended August 31, 2011, the Company abandoned certain licences in the areas and wrote off $3,774,837 (2010 - $10,464; 2009 - $473,944) of costs related to the abandoned area located within the other properties category.

(l)	Joint venture with BEAL:

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licences in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company.  To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting licence.  In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licences in December 2006 and subsequent years.

3.	Mineral properties and deferred exploration costs (continued):
	(l)	Joint venture with BEAL (continued):

Within thirty days after commercial production, BEAL must pay the Company USD$1,000,000 and an additional USD$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.
The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but two prospecting licenses included in the Option Agreement, which are located at Itetemia.

	(m)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.  The prospecting licences under option to MDN are located at Biharamulo and Tulawaka.

These 125,000 shares were issued to the Company on November 17, 2009 at a cost basis of $73,750.  The Company designed the short term investment as held-for-trading.  On May 31, 2010, the Company sold 10,000 of these shares for proceeds of $4,100 and recognized a loss of $1,800.  On June 1, 2010, the Company sold 10,000 of the shares for proceeds of $4,300 and recognized a loss of $1,600.  As at August 31, 2011, the remaining 105,000 shares had a fair value of $40,425.  The Company recorded a  loss of $11,025 during the period.

	(n)	Option Agreement with Kazakh Africa Mining Ltd. (Kazakh):

In January 2009, the Company signed an Option and Royalty Agreement with Kazakh over the Company’s Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72-month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.    On August 7, 2011 the Company gave Kazakh notice of default for non-payment of overdue amounts under the option and royalty agreement.  On September 5, 2011 the option rights of Kazakh were terminated.

3.	Mineral properties and deferred exploration costs (continued):
	(o)	Option Agreement with Songshan Mining Co. Ltd., a corporation based in the People's Republic of China (Songshan):

On February 25, 2009, the Company entered into an Option and Royalty Option Agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company's 26 Kabanga nickel licenses and applications located in northwestem Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smeller royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining, a Chinese metals company, concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

4.	Equipment and leasehold improvements:

	2011	Cost	Accumulated amortization	Net book value

	Drilling equipment	$386,713	$225,997	$160,716
	Automotive equipment under capital lease	144,061	75,498	68,564
	Automotive	293,975	116,228	177,747
	Computer equipment	166,559	114,566	51,993
	Machinery and equipment	1,441,060	453,049	988,010
	Leasehold improvements	4,469	4,469	-

		$2,436,837	$989,806	$1,447,030

2010	Cost	Accumulated amortization	Net book value

Drilling equipment	$464,487	$199,997	$264,490
Automotive equipment under capital lease	173,034	68,531	104,503
Automotive	209,434	95,996	113,438
Computer equipment	120,597	81,715	38,882
Machinery and equipment	780,394	209,309	571,085
Leasehold improvements	5,594	5,222	372

	$1,753,540	$660,770	$1,092,770

5.	Obligations under capital lease:
The capital lease has been fully paid for on July 29, 2010. There are no other capital leases.

6.	Convertible Debt:

Allocation of Gross Proceeds at Inception:
August 31, 2011

	May 2010	August 2010	September 2011	October 2011	Total

Gross proceeds	$1,000,000	$1,000,000	$1,000,000	$1,060,000	$4,060,000
Fair value of liability portion	978,997	965,375	965,375	1,023,297	3,933,049
Fair value of equity portion	21,003	34,625	34,625	36,703	126,956

Liability portion of convertible debt:
Opening balance	-	-	-	-	-
Initial fair value of debt component	978,997	965,375	965,375	1,023,297	3,933,044
Issuance costs	(14,996)	(111,160)	(3,359)	(22,413)	(151,928)
Accretion expense	33,137	85,534	39,369	46,022	204,062
Interest paid	(26,712)	(30,000)	-	-	(56,712)
Conversion into common shares	(970,426)	-	-	-	(970,426)

Closing balance of liability portion	$ -	$ 909,749	$1,001,385	$1,046,906	$2,958,039

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -	$ -
Initial fair value of debt component	21,003	34,625	34,625	36,703	126,956
Issuance costs	(332)	(3,987)	(120)	(804)	(5,243)
Conversion into common shares	(20,681)	-	-	-	(20,681)

Closing balance of equity portion	$ -	$ 30,638	$ 34,505	$ 35,899	$ 101,032

6.	Convertible Debt (continued):

Allocation of gross proceeds at inception: August 31, 2010

	May 2010	August 2010	Total

Gross proceeds	$1,000,000	$1,000,000	$$2,000,000
Fair value of liability portion	978,997	965,375	1,944,372
Fair value of equity portion	21,003	34,625	55,628

Liability portion of convertible debt:
Opening balance	-	-	-
Initial fair value of debt component	978,997	965,375	1,944,372
Issuance costs	(14,996)	(111,160)	(126,156)
Accretion expense	12,540	10,470	23,010
Interest paid	-	-	-
Conversion into common shares	-	-	-

Closing balance of liability portion	$976,541	$864,685	$1,841,226

Equity portion of convertible debt:
Opening balance	$-	$-	$-
Initial fair value of debt component	21,003	34,625	55,628
Issuance costs	(322)	(3,987)	(4,309)
Conversion into common shares	-	-	-

Closing balance of equity portion	$20,681	$30,638	$51,319

On May 28, 2010, the Company issued a three-year convertible promissory note to an arm's length third party in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.  On April 1, 2011, this Promissory Note was converted into 222,173 common shares at a price of $4.501 per share and the 25,000 bonus common shares were issued.

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share.  The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares.  These shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011. Subsequent to August 31, 2011, the Company received notice of conversion – see note 13(a).

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.
On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

Each of the convertible debentures includes a conversion feature.  The Company determined a fair value of the financial liability by obtaining independent bank rates of 3.75% for the May 2010 debt and 4.25% for the August,  September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $126,956 (2010-$55,628).  Total transaction costs for all debt agreements were $157,171 (2010-$130,465) of which $5,243 was allocated to the equity component, which aggregated to $101,032 (2010-$51,319 (note 8(e)).

7.	Income taxes:
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2011 and 2010 are as follows:

	2011	2010

Future income tax assets:
Equipment	$65,000	$63,000
Non-capital losses for tax purposes	8,157,000	6,103,000
Capital losses for tax purposes	32,000	32,000
Resource amounts	(2,105,000)	445,000
Finance costs	20,000	(5,000)
	6,169,000	6,638,000

Valuation allowance	(6,169,000)	(6,638,000)

Net future income tax assets	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2011, the Company has non-capital losses for Canadian income tax purposes of approximately $11,691,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

2014	$914,000
2015	997,000
2026	1,711,000
2027	1,388,000
2028	1,333,000
2029	1,587,000
2030	1,427,000
2031	2,334,000
$11,691,000

The Company has non-capital losses for Tanzania tax purposes of approximately $17,450,000 which have no expiry date.
The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2011	2010	2009

Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	28.9%	30.3%	31.8%
Statutory income tax rates applied to accounting income	$(2,954,000)	$(1,040,000)	$(1,502,000)

Increase (decrease) in provision for income taxes:
Valuation allowance	(469,000)	(1,457,000)	1,256,000
Foreign tax rates different from statutory rate	357,000	236,000	157,000
Permanent differences and other items	564,000	1,804,000	(144,000)
Costs capitalized with no tax basis	2,502,000
Loss expired in year	0	457,000	233,000

Recovery (provision) for income taxes	$-	$-	$-

8.	Share capital:
	(a)	Authorized:

The Corporation’s Restated Articles of Incorporation authorize the Corporation to issue an unlimited number of common shares.  As of July 11, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 105,000,000 common shares, subject to further resolutions of the Company’s board of directors.

8.	Share capital (continued):
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2008	88,114,352	61,705,400
		Issued for private placements	1,456,801	5,240,000
		Issued pursuant to share subscriptions agreement	141,809	750,000
		Issued pursuant to Restricted Shares Unit Plan	69,582	416,316

		Balance, August 31, 2009	89,782,544	68,111,716
		Issued for private placements, net	1,462,584	3,984,479
		Issued pursuant to Restricted Shares Unit Plan	148,165	664,115
		Issued for financing and commitment fees in convertible debt agreements (note 6)	22,166	95,000

		Balance, August 31, 2010	91,415,459	$72,855,310

		Issued for private placements, net of share issue costs	2,532,119	12,912,783
		Issued pursuant to share subscriptions agreement	144,430	800,000
		Issued pursuant to Restricted Shares Unit Plan	136,408	681,339
		Issued on conversion of convertible debt agreement (note 6)	247,173	971,107
		Issued for acquisition of property	20,006	97,035
		Issued for prospectus, net of share issue costs	5,263,158	22,354,127

		Balance, August 31, 2011	99,758,753	$110,671,701

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee of 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee of 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee of 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.

On August 12, 2011, the Company completed an equity financing with an arm’s length third party for 5,263,158 units at a price of US$5.70 per unit for gross proceeds of US$30 million.  Each unit consisted of one common share of the company and one common share purchase warrant.  Each warrant entitles the holder to acquire one common share at an exercise price of US$6.25 for a period of two years following the closing date.  In addition, the Company issued to the Underwriter 368,421 compensation options, each exercisable to acquire one common share at a price of US$5.91 for a period of two years.

Warrants and compensation options:

At August 31, 2011, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise Price	Expiry Date	Value of Warrants
Balance, August 31, 2010	-	-	-	-
Private placement November 5, 2010	200,000	$7.309	October 20, 2012	$345,900
Private placement November 23, 2010	212,802	$7.05	November 9, 2012	$340,979
Private Placement January 31, 2011	172,538	$6.903	December 22, 2012	$232,314
Equity Financing August 12, 2011	5,263,158	US$6.25	August 12, 2013	$4,567,128
Equity Financing Compensation Options August 12, 2011	368,421	US$5.91	August 12, 2013	$434,798
Issuance Costs	-	-	-	($509,709)
Balance, August 31, 2011	6,216,919	-	-	$5,411,410

(c)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2011 was $87,330 (2010 -$73,361, 2009 - $83,181) and is included in salaries and benefits expense.

8.	Share capital (continued):

(d)	Restricted share units:

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required two-thirds shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the RSU Plan, 449,187 shares have been issued as at August 31, 2011.

Total stock-based compensation expense related to the issue of RSUs was $875,461 (2010 - $650,961; 2009 – $541,633).

(e)	Contributed surplus:

	Balance, August 31, 2008:	$399,690
	Stock-based compensation	541,633
	Shares issued pursuant to RSU Plan	(416,316)
	RSU Shares forfeited	(52,429)

	Balance, August 31, 2009:	472,578
	Stock-based compensation	650,961
	Shares issued pursuant to RSU Plan (note 8(d))	(664,115)
	RSU Shares forfeited	(34,538)
	Equity conversion value for convertible debt (note 6)	51,319

	Balance, August 31, 2010:	476,205
	Stock-based compensation	875,461
	Shares issued pursuant to RSU Plan (note 8(d))	(681,339)
	RSU Shares forfeited	(13,062)
	Equity converted (note 6)	(20,681)
	Equity conversion value for convertible debt (note 6)	70,404

	Balance, August 31, 2011	$706,988

9.	Related party transactions:

During the year ended August 31, 2011, $461,484 (2010 - $381,690) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $20,701 (2010 - $75,298) in cash and $ 440,783
(2010 - $299,314) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2011, the legal expense charged by the firm was $797,146 (2010 - $143,524), of which $419,032 remains payable at year end.

During the year ended August 31, 2011, $156,119 (2010 - $204,777) was paid or payable by the Company to directors as consulting fee for serving on the Technical Committee.
During the year ended August 31, 2011, USD$9,600 (2010 – US$9,600) was paid to a company associated with the Company’s Chairman and COO for office rental.
On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.
On February 1, 2011 the Audit Committee approved a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At August 31, 2011, the Company has a receivable of $7,214 from the Company’s President and CEO.
The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount agreed to by the related parties.

10.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,860 for premises in 2011.

11.	Financial risk:
	(a)	Credit risk:

Credit risk is the risk of an unexpected loss if a third party to a financial instruments fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and due from the CEO.

	(b)	Liquidity risk:

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Throughout the year, the Company has obtained funding via private placements, public offering and various sources, including the Company’s Chairman.  Refer to notes 3 and 8 which discussed payments the Company is committed to funding.

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.

The Company’s convertible debt fair value is based on market interest rate. As at August 31, 2011 the fair value of the convertible debt agreements did not differ materially from their carrying value.

11.	Financial risk (continued):
(d)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.
At August 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

			2011		2010

	Cash and cash equivalents	CDN$	329,176	CDN$	1,028,109
	Accounts and other receivables		36,433		44,932
	Accounts payable and accrued liabilities		(154,039)		(196,865)

		CDN$	257,088	CDN$	876,176
A 10% change in the Canadian dollar against the United States dollar at August 31, 2010 would have resulted in a change of $25,709 (2010 - $87,618) to net income.

12.	Capital management:

The Company’s objective when managing capital is to maintain adequate funds to support its exploration and development of its projects.  The Company considers shareholders’ equity as capital.  The adequacy of the capital structure and management approach is assessed on an ongoing basis and is adjusted as necessary after taking into consideration the Company’s strategy, metals markets, the mining industry, economic conditions and associated risks.  The Company’s capital management approach is reviewed on an ongoing basis.  The Company is not subject to externally imposed capital requirements.

13.	Subsequent events:
(a)
On September 23, 2011 the Company received notice from an arm’s length third party to convert its Convertible debenture in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.

(b)
On November 23, 2011 the Company announced it has agreed to amend the exercise price and term of warrants previously issued pursuant to its August 12, 2011 prospectus financing under which it raised US$30,000,000 in an offering of 5,263,158 units consisting of one common share and one common share purchase warrant.  The exercise price of the 5,263,158 common share purchase warrants has been reduced from US$6.25 to US$4.00 and the term of the warrants has been extended one year to expire August 12, 2014.  In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require

13.	Subsequent events (continued):
(c)
that the holders exercise the warrants, failing which the warrants will terminate.  The 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and repriced from US$5.91 to US$4.00.  All of the warrants are held by arm’s length investors.  The amendments become effective on December 7, 2011.

As of November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.

(d)
On November 25, 2011 the Company announced that the Board of Directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s Board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.  The Rights Plan is subject to regulatory approval and the Company intends to put the Rights Plan before the shareholders for ratification.

Management’s Discussion and Analysis
For Tanzanian Royalty Exploration Corporation (the “Company”)
of Financial Condition and Results of Operation
Years ended August 31, 2011 and 2010
(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2011, 2010 and 2009.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is November 29, 2011.

Overall Performance

As of August 31, 2011 the Company had current assets of $32,862,000 as compared to $1,735,000 on August 31, 2010.  The increase is due to cash received from a prospectus offering and private placements.  Deferred exploration costs were $33,745,000 at August 31, 2011, an increase of $3,789,000 as compared to $29,956,000 on August 31, 2010.  The current year’s net expenditures on mineral property exploration is $7,634,000 (2010 - $3,016,000) and the Company recovered $279,000 of exploration costs from its option partners in 2011 (2010 – $348,000).  The Company has recorded a write-down in 2011 of $3,846,000 (2010 - $10,000) of its deferred exploration costs.

The Company has issued common shares during 2011 in the amount of $42,548,000 (2010 - $3,511,000).  Of the capital raised, 27% is utilized for property acquisition, exploration, capital equipment purchases and general operating expenses as previously disclosed and as tabulated below.  The remaining capital raised was invested in interest bearing investments, which are readily available.

C$ (000)
Cash available September 1, 2010	1,326
Financing (net of share issue costs)	42,548
Total funds	43,874
Equipment purchases	(817)
Mineral property expenditures including licenses, environmental and exploration	(7,763)
Funds remaining from financing	35,294
General corporate expenses	(2,882)
Funds available August 31, 2011	32,412

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2011, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•
There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

•	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•
Current financial markets are likely to be volatile in Canada for the remainder of the year and potentially into 2012, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	2011 August 31	2010 August 31	2009 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($10,221,226)	($3,427,655)	($4,731,836)
Basic and diluted loss per share	($0.11)	($0.04)	($0.05)
Total assets	$68,113,986	$32,783,560	$29,285,205
Total long term financial liabilities	2,958,039	$1,841,226	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations - Year to date

Net loss for the year ended August 31, 2011 was $10,221,000 compared to $3,428,000 for the year ended August 31, 2010.  The increase in losses in 2011 is primarily due to the write off of mineral properties and deferred exploration costs and costs related to acquisition, refurbishing and relocating office and staff to the Buckreef Project site as well as the increase of depreciation of newly acquired fixed assets.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga and start up of the Buckreef property during the year ended August 31, 2011.  The net spending on Mineral Properties and Deferred Costs was $7,634,000 during the year ended August 31, 2011 (2010 - $3,016,000).  The costs for 2011 include acquisition costs of US$3,822,000 for the right to earn a 55% interest in the Buckreef Project and $2,347,000 in continued exploration costs at Kigosi.

Recoveries for the year ended August 31, 2011 and 2010 from option agreements were $279,000 and $346,000, respectively.  During this period, the Company abandoned and wrote off expenses relating to 56 properties in the various project areas in the amount of $3,841,000.  The Company wrote off further expenses related to previously abandoned properties in the amount of $5,000 for a total write off of $3,846,000.  There were no write offs during the same period in 2010 other than writing off license fees on previously abandoned properties.

Beginning in 2011, the number of employees in Tanzania has significantly increased.  The Company has increased personnel in all areas as a result of the Buckreef Gold Mine Re-development Project acquired in December 2010. The accounting and administrative function has been strengthened in the US and Tanzania with the addition of a new Chief Financial Officer and senior staff in Tanzania. The Chief Executive Officer began being paid a monthly salary commencing May 2011.  As a result, salaries and benefits expense for the year ended August 31, 2011 increased to $1,602,000 (2010 - $1,025,000).

Professional fees for the year ended August 31, 2011 were $632,000 (2010 - $347,000).  The increase is primarily due to legal expenses incurred as a result of the Buckreef acquisition.

For the year ended August 31, 2011, the foreign exchange loss was $519,000 (2010 - $98,000).  This increased loss of $421,000 was due to the 12 month average Tanzanian Shilling exchange rate having increased from 1344 at August 31, 2010 to 1519 at August 31, 2011.  As well, the USD rate vs Canadian was $1.05 at August 31, 2010 compared to $0.98 at August 31, 2011.  Since the Company’s finance agreement was denominated in USD and reporting currency is in Canadian dollars, this created a foreign exchange loss when USD capital received was converted to Canadian dollars.

Restricted Stock Unit (“RSU”) expense for the year ended August 31, 2011 was $875,461 compared to $650,961 for the year ended August 31, 2010.  The increase was due to RSUs granted to new employees.  During the year, there was also early vesting of units in satisfaction of performance goals.

Directors’ fees for the year ended August 31, 2011 were $462,000 (2010 - $382,000).  The increase was due to the RSU portion of directors’ fees having vested in June 2011. The RSU portion of the directors’ fees expense was $441,000 (2010 - $299,000). The increase was due to the number of RSUs granted.

Transfer agent and listing fees for the year ended August 31, 2011 was $261,000 (2010-$201,000).  The increase was due to the issuance of convertible debt and prospectus shares during the year ended August 31, 2011.

For the year ended August 31, 2011 travel and accommodation expense was $200,000 (2010 - $76,000) The increase reflects the expanded number of employees and related travel to and from project sites, travel to Tanzania by senior management for the purpose of the Tanzania shareholder trip and Buckreef acquisition during the year ended August 31, 2011.

The interest accretion expense for the year ended August 31, 2011 was $181,000 (2010 - $23,000). This interest relates to the issuance of convertible debt.  During the year, there were four convertible debts outstanding with full year interest in effect.  In 2010, there were two convertible debts and they were outstanding for only 2 months.

For the year ended August 31, 2011, amortization expense was $463,000 (2010 - $202,000).   During the year, capital purchases for the bulk sampling program at Kigosi and equipment purchases for the Buckreef project increased the cost base of the asset pool therefore increasing the depreciation.  In 2010, several assets became fully depreciated therefore the depreciation was relatively small.  The capital expenditure in 2010 occurred toward the end of the fiscal year therefore the full value of the depreciation relating these purchases did not come into effect in 2010.  The capital expenditure for the year ended August 31, 2011 was $817,429 (2010 - $587,613).

Promotion and shareholder fees for the year ended August 31, 2011 were $65,000 (2010 - $3,000).  The increase is primarily due to advertising fees paid for advertising on a weekly radio broadcast to further promote investor knowledge of the Company.

For the years ended August 31, 2011 and 2010, the Company did not record any income tax expense or recovery.  However, during the year, the Company engaged an international accounting firm for assistance in dealing with Tanzanian stamp duty taxes and taxes on intercompany loan interest.  Although the preliminary findings are in favour of the Company, the final result is not yet determined.  Given the uncertainty, the Company accrued $856,000 for all taxes and related fees.

Results of Operation - Fourth Quarter

For the fourth quarter period ended August 31, 2011, the net expenditures on Mineral Properties and Deferred Exploration Costs were $1,683,000 compared to $842,000 for the comparable quarter in 2010.  The increase is primarily due to set up costs at Buckreef.  During the fourth quarter ended August 31, 2011, the Company abandoned and wrote off related expenses for 50 properties deemed non core assets, while there were no property write-offs during the comparable quarter in 2010.  The fourth quarter write off of mineral properties was $3,737,000 and $3,000 for 2011 and 2010, respectively.

Salaries and benefits expenses for the fourth quarter ended August 31, 2011 and August 31, 2010 were $469,000 and $287,000 respectively.  The increase was due to the increased number of employees.

Travel expenses were $                                           62,000 for the fourth quarter ended August 31, 2011 compared to $17,000 for the comparable quarter in 2010.  The increase of $45,000 was due to the increased number of employees and related travel to and from the Buckreef Project and shareholder presentation in Tanzania.

For the fourth quarter ended August 31, 2011 the interest accretion expense was $39,000. For the comparable quarter in 2010, the interest accretion was $21,000. There were only two convertible debts at August 31, 2010 year end compared to three convertible debts outstanding for the full year at the current year end.
Professional fees for the fourth quarter ended August 31, 2011 and 2010 were $217,000 and $83,000 respectively.  The increase is primarily due to legal expenses related to the Buckreef acquisition and accrual for audit and tax expenses.

During the fourth quarter ended August 31, 2011, amortization expense was $119,000, an increase of $61,000 from $57,000 for the comparable quarter in 2010.   The increase in amortization reflects the increase in assets for the Kigosi bulk sampling and Buckreef projects.

During the fourth quarter ended August 31, 2011, legal fees in the amount of $495,000 were paid to a law firm in which one of the Company’s directors is a partner, compared to $57,000 paid during the comparable quarter in 2010.  The increase is primarily due to legal expenses related to the prospectus and Buckreef Project.

During the fourth quarter period ended August 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to the Chairman and COO (Tanzania). The rent is for the main Company office in Dar es Salaam and is at prevailing market rates.  $7,000 was paid for administrative services including technical support and services for the President and CEO’s website which is recorded as a receivable and the President and CEO reimburses the Company at fiscal year end.

Summary of Quarterly Results (unaudited)

	2011 August 31	2011 May 31	2011 February 28	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($6,464,427)	($1,493,336)	($1,100,311)	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)
Basic and diluted loss per share	($0.07)	($0.016)	($0.012)	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)

The variances in quarterly results reflect the increased activity associated with the growth of the company.

The December 2010 addition of the Buckreef Project resulted in increased costs compared to the period ended August 31, 2010. The write off of non core property assets during the year ended August 31, 2011 accounts for a majority of the increase in net loss.  Additional administration and exploration personnel also contributed to the increased costs. Costs are expected to increase mainly due to the Buckreef Project implementation.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity and debt financing.

As of August 31, 2011 the Company’s working capital position was $30,391,000 as compared to $1,114,000 on August 31, 2010.  As the Company’s mineral properties advance under various exploration agreements, additional equity and debt financing will be required to fund exploration and mining activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	414,000	$209,000	$205,000	Nil	Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

On November 5, 2010 the Company completed a $4,841,600 private placement with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The warrants have a value of $235,853 net of issuance costs.

On April 1, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

On August 12, 2011 a Short Form Prospectus Offering was completed for US$30,000,000 comprised of 5,263,158 Units in the capital of the Company at a price of US$5.70 per Unit.  Each Unit consists of one common share of the Company and one common share purchase warrant, exercisable at a price of US$6.25 expiring on August 12, 2013.  In addition, 368,421 Compensation Options were issued.  Compensation Options are exercisable at a price of US$5.91 and expire on August 12, 2013.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the year ended August 31, 2011, $461,484 (2010 - $381,690) was paid or accrued by the Company to directors for directors’ fees.  Directors were paid $ 20,701 (2010 - $75,298) in cash and $440,783 (2010 - $299,314) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2011, legal fees charged by the firm were $797,146 (2010 - $143,524), of which $419,032 remains payable at year end.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

During the year ended August 31, 2011, US$9,600 was paid to a company associated with Kahama for office rent.  During the fourth quarter ended August 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to Kahama. The rental rate charged to the Company is at the prevailing market rate.

As at August 31, 2011, the Company makes certain payments for administrative services including technical support and services for the Company’s CEO and President’s website.  These expenses are reimbursed to the Company quarterly. During the fourth quarter ended August 31 2011, $7,214 was paid for administrative and technical support and services for the President and CEO’s website which is recorded as a receivable.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 449,187 shares have been issued as at August 31, 2011.

For the year ended August 31, 2011, stock-based compensation expense, including director’s fee portion, related to the issue of RSU shares was $875,461 (2010 - $650,961).

Changes in Accounting Policies including Initial Adoption

(i)	Accounting for Units of Equity:

The Company may issue units of equity consisting of common shares and share purchase warrants.  The Company allocates the proceeds received to the common shares and share purchase warrants, on a relative fair value basis, using the market value of the shares and the fair value of the warrants calculated using the Black Scholes model.

Future Canadian accounting standards:

(ii)	International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will therefore adopt IFRS for its August 2012 year end and beginning with the 1st quarter financials ended November 2011.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011. The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

As we proceed with our transition, we are also assessing the impact on our internal controls over financial reporting, and on our disclosure controls and procedures. Changes in accounting policies or business processes require additional controls or procedures to ensure the integrity of our financial disclosures. We have completed the assessment phase and are currently working through the implementation phase. The transition to IFRS however, is not anticipated to require any significant changes in our internal control over financial reporting or our disclosure controls and procedures. The Company expects that the areas that will be most affected by the transition to IFRS will be first time adoption, mineral property and exploration costs, stock compensation costs and financial instruments.

We will begin training management and accounting staff in the first quarter of the new fiscal year ended November 2011. Training will be delivered mainly by external advisors, and focusing on the accounting issues most relevant to us.  Sessions will continue into 2012.  As a result, we are confident that there is sufficient expertise within and available from consultants to the company to allow us to effectively transition to IFRS.

Our transition plan will include the need to inform external shareholders about the impact of the IFRS transition on our financial reporting.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company’s financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized. IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, stock compensation expense may be recognized using either the graded vesting or straight-line method. IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features. The impact of IFRS on RSUs needs to be further investigated by the Company.

We have also evaluated the impact of IFRS on our business activities in general. As a result, we believe the implementation of IFRS will not have a material impact on our risk management practices, capital requirements, compensation arrangements, information technology or compliance with debt covenants or other contractual commitments.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the year ended August 31, 2011 the Company wrote off $3,846,000 (2010 - $10,000) of costs on abandoned mineral properties.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of significant estimates include the determination of stock-based compensation and future income taxes.  Other than discussed above, the Company did not identify any other changes to its critical accounting estimates from those discussed in the year end report.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 99,992,071 common shares outstanding, and as at August 31, 2011 a total of 449,187 Restricted Stock Units have been issued.

Subsequent Events

On September 23, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.

On November 23, 2011 the Company announced it has agreed to amend the exercise price and term of warrants previously issued pursuant to its August 12, 2011 prospectus financing under which it raised US$30,000,000 in an offering of 5,263,158 units consisting of one common share and one common share purchase warrant.  The exercise price of the 5,263,158 common share purchase warrants has been reduced from US$6.25 to US$4.00 and the term of the warrants has been extended one year to expire August 12, 2014.  In addition, if the weighted average trading price of the common shares increases to US$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate.  The 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and repriced from US$5.91 to US$4.00.  All of the warrants are held by arm’s length investors.  The amendments become effective on December 7, 2011.

As of November 23, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.
On November 25, 2011 the Company announced that the board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding common shares of the Company.  The Company’s board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.  The Rights Plan is subject to regulatory approval and the Company intends to put the Rights Plan before the shareholders for ratification.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Buckreef Project

In December 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania. On October 25, 2011 a Definitive Joint Venture Agreement was entered into with State Mining Corporation (“Stamico”) for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Buckreef Project contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cut-off grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 t/g (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz); for a total of approximately 2,130,000 oz.  As noted in the 43-101 report: “The geological continuity and grade distribution of the Buckreef mineralisation is well constrained and the upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base may be increased through implementing changes in the cut-off grades as the gold price improves and detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources in those prospects”.  The report also notes that “the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project.”

Buckreef is a shear-hosted gold deposit where the mineralization is controlled by a large shear zone with a true width up to 10 metres. The shear zone has been drilled over 1.5 kilometres along strike. Gold mineralization at Buckreef was developed along a prominent fault zone ranging from five to 30 metres in width.  Finely disseminated pyrite occurs in a halo surrounding pervasive quartz veining, the extent of which is directly related to the grade of the gold mineralization present.

Immediately after acquiring the Buckreef project, the Company’s technical staff began a program to define additional mineralization.  A particular emphasis was placed on the Eastern Porphyry Prospect where the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres has yet to be fully evaluated.  Previous RC drilling at an average depth of 115 metres returned a peak grade of 18 metres averaging 6.58 g/t gold, 4.0 metres averaging 2.07 g/t gold, 3.0 metres grading 2.18 g/t gold, 2.0 metres averaging 8.81 g/t gold and 5.0 metres grading 1.35g/t gold. Wide spaced RC holes drilled within this area in the past that returned high gold values were never followed up.

A detailed review of historical diamond drilling results on the Buckreef Main, South and North Prospects, which form the core of the Buckreef Gold Project in Tanzania, also produced some interesting highlights. Results from past drill programs (not true widths) included: 3.0 metres grading 12.3 g/t gold; 12 metres averaging 6.0 g/t gold; 3.0 metres grading 15.9 g/t gold; 29 metres averaging 3.43 g/t gold; 18.25 metres at 15.4 g/t; 16.3 metres averaging 31 g/t; 6.3 metres at 10.97 g/t; 22.6 metres averaging 3.52 g/t and 14 metres grading 10.92 g/t. The sample depths for these intercepts ranged from approximately 100 metres to 560 metres.

Three other prospects are an integral part of the Buckreef Project in the context of exploration potential for gold resources that could support future commercial mining operations:

Tembo Prospect

The Tembo Prospect is located in an adjacent but sub-parallel shear zone to the regional trending Rwamagaza main shear zone. It lies approximately 3km south-west of the main Buckreef Mine. Gold mineralization at Tembo is hosted within grey quartz stringers, veinlets and boudins - all tightly constrained by east-west shears hosted in basaltic volcanic units.

Bingwa Prospect

Bingwa is situated at the northern margin of the Rwamagaza belt approximately 4km east of Buckreef. Gold mineralization at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting a granitoid contact. The shear zone has been identified by drilling over a strike length of 350m and up to 100m below surface, with the main zone of mineralization occurring over a strike length of 150m. The majority of the mineralization defined to date lies in the oxide zone which extends to 40 to 60m below surface.

Buziba Area

The Buziba Prospect is located approximately 20km east of Buckreef . The gold mineralization at Buziba is hosted in pillowed mafic rocks intruded by a suite of feldspar porphyry dyke slivers. Of immediate interest to the Company is the presence of a surficial laterite-cemented quartz rubble deposit previously targeted by artisanal miners.

A bulk sampling program was initiated in the western sector of the Buziba license in June 2011 to verify the high grade pit sampling results that were reported in 1986 by Madini, a section of the geological survey of Tanzania. A total of 16 pits consisting of 61 samples were completed during the month.

The pit excavation work, which encountered hard laterite overburden, was supported by the Company’s excavator.  Eleven grab samples were collected from heaps left behind by artisanal miners. These included values in sub-angular quartz rubble/pebbles grading as high as 2.52 g/t.  Following an in-house geological evaluation of the results from the program, a decision will be made concerning follow-up work.

On August 18, 2011, the Company announced that an infill reverse circulation (RC) drilling program had commenced on the Buckreef project.  The objective of the first phase of infill drilling is to probe and corroborate significant gold mineralization in the Eastern Porphyry (EP) Prospect which was never previously reported. A second phase of this drilling program will include both infill and step-out strike extension exploration drilling targeting the eastern extension of the near surface mineralization at the Tembo Prospect and the north-east extension of the main Buckreef Prospect.

Infill diamond drilling will investigate the down-dip extension of the high grade shoots below the previously projected economic final depth of the pit design prepared by Iamgold, the previous operator at Buckreef. In addition, some of the diamond core holes will be used to ascertain the rock geotechnical properties as part of the Company’s preliminary investigations on the open pit wall stability.

Kigosi Project

The Kigosi Project was the subject of a bulk sampling program that focused on the Luhwaika area.  Utilizing a modular-style gravity separation plant, the intent of the program, which began in September 2010, was to determine grade and tonnage in surface gravels in and around the principal discovery area at Kigosi.

A series of shallow pits were excavated to evaluate the gold content in overburden, gravels and the underlying saprolite (chemically weathered rock). Work crews extracted a minimum 80 tonne sample from the pits which was considered representative for evaluation purposes.

Following a brief hiatus, the bulk sampling program resumed in early November.  A total of 14 pits were excavated, mapped and sampled during that month. Due to crusher related issues at the plant, all the gravel ores were put through a scrubber to wash off the sand and soil. A total of 390m3 was successfully scrubbed. An attempt to fully process the gravel material was done on samples from Pits 1 and 3 totalling 46.28m3 from which 52.96g of gold were recovered at the SGS laboratory, giving an average recovery grade of 1.54g/ m3.

Metallurgical test work conducted on two bulk samples recovered from the Luhwaika Prospect Area at Kigosi returned  head grades for gold averaging 1.77g/t and 1.59g/t respectively.

In May 2011, the Kigosi gravity plant and accessories were moved to Buckreef Mine where it remains pending the receipt of a full mining permit for the Kigosi Project.

Msonga Area

Reverse Circulation (RC) drilling continued throughout the year in the Msonga area (on the north side of the Kigosi Project), with a specific emphasis on a large soil anomaly that is known to host auriferous (gold-bearing) reef zones. Close-spaced infill RC-drilling was conducted on the main Msonga Prospect anomaly.

The down-hole geology in most holes included highly weathered basalt, with the depth of weathering reaching 30m or more. Potential reef zones appear to consist of variable quartz veining in highly weathered material. In some places, the mineralized zones occur as wide zones of finely disseminated pyrite in moderately to strongly silicified meta-basalt in fresh rock.

Lunguya Prospect:

A NI-43-101 compliant technical report was completed for the Lunguya Project in February 2010.

In November 2010, Tanzanian Royalty announced positive results from laboratory test work on surface gravels collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania. These licenses were acquired in 2009 and are associated with the Company's Lunguya Gold Project which is situated within the Kahama District of Tanzania.

The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the gravels which are essentially broken and fractured surface rock.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis).

Bulk samples were collected from random pits within the Lunguya PML in February 2010.  RC drilling began at Lunguya in June 2011. The program was intended to confirm evidence of reef mineralization identified during the 2002 RC and diamond drilling program in the area.  A total of 14 drill holes consisting of 1,247m were completed during the month. A number of narrow, parallel, moderate dipping shear structures hosted in granite were intersected.  The shears are possibly related to those hosting gold mineralization in the area.

The RC drilling program continued at Lunguya in August 2011, demonstrating the continuity of Nyamakwenge reefs to the southwest of the prospect. Two sets of quartz vein in sheared granite were identified during the drilling program in 2002, with their thickness ranging from 1 – 8m thick. During 2011 RC program another two sets of quartz reefs were identified, with their thickness ranging from 2 to 20m. These two new sets of quartz reef have similar characteristics with the first sets of quartz veins identified.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk, risk of not being able to convert to IFRS prior to the changeover date of September 1, 2011 and regulatory risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management has completed their review and testing of the internal controls and concludes that they are appropriately designed and operating effectively for the year ended August 31, 2011.

National Instrument 52-109 defines a material weakness as a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the reporting issuer’s annual financial statements or interim financial report will not be prevented or detected on a timely basis.  Management identified, for the prior fiscal year ended August 31, 2010, a material weakness in internal controls affecting financial reporting of certain matters, which matters were corrected prior to management finalizing the financial statements for the period.  See management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2010.  The Company believes it has fully remediated the weakness previously identified as discussed below.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2011, the Company has strengthened internal controls and implemented additional segregation of duties on both administrative and operational sides of the business. Additional personnel were hired and new procedures and controls documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with Canadian generally accepted accounting principles. Based on the evaluation of the design and operating effectiveness of the company’s ICFR, the CEO and the CFO concluded that the company’s ICFR was effective as at August 31, 2011.

valuation of Disclosure Controls and Procedures

With the completion of full operating effectiveness control documentation and testing, the Company’s management concluded that its review and testing of internal control over financial reporting was appropriately designed and operating effectively for the year ended August 31, 2011.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F1
Certification of Annual Filings
Full Certificate

I,  James E. Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation , certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.           Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	for each material weakness relating to operation existing at the financial year end

(A)           a description of the material weakness;

(B)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(C)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.           Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2011 and ended on August 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.           Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:           November 29, 2011

“James E. Sinclair”
James E. Sinclair
President and Chief Executive Officer

Form 52-109F1
Certification of Annual Filings
Full Certificate

I,  Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation , certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the financial year ended August 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.           Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	for each material weakness relating to operation existing at the financial year end

(A)           a description of the material weakness;

(B)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(C)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.           Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2011 and ended on August 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.           Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:           November 29, 2011

“Steven Van Tongeren”
Steven Van Tongeren
Chief Financial Officer